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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                          SEC File No: 0-20179

                                 (Check One):
  XX Form 10-K      Form 20-F      Form 11-K      Form 10-Q       Form N-SAR
  --             --             --             --              --

                    FOR PERIOD ENDED:   SEPTEMBER 30, 1997
                                        -------------------

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:
                                       ----------------------------------

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                          -------------------------

                       PART I - REGISTRANT INFORMATION

                           RECYCLING INDUSTRIES, INC.
                          -------------------------
                            Full Name of Registrant

                                      N/A
                          -------------------------
                           Former Name if Applicable

                    9780 SOUTH MERIDIAN BOULEVARD, SUITE 180
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                           ENGLEWOOD, COLORADO  80112
                          -------------------------
                            City, State and Zip Code

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                       PART II - RULES 12b-25(b) AND(c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

     On December 5, 1997 and December 8, 1997, the Registrant completed six material acquisitions and $200 million of financing. These events were reported by the Registrant on a Form 8-K filed December 22, 1997. Because of the personnel time required to complete these transactions and the Form 8-K, the Registrant's staff was unable to, at the same time, complete and file the Form 10-K.

PART IV - OTHER INFORMATION

          Name and telephone number of person to contact in regard to this notification:

Brian L. Klemsz, Chief Financial Officer                (303) 790-7372
-------------------------------------------------------------------------------
                (Name)                           (Area Code) (Telephone Number)

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     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Recycling Industries, Inc.
                  ------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   December 29, 1997            By /s/ Brian L. Klemsz
        -------------------             -------------------------------
                                        Brian L. Klemsz, Chief
                                        Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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PART IV - CONTINUED

     Due to the acquisition of two additional scrap metals processing facilities during fiscal 1997 and the costs related thereto, the Registrant will incur a significant change in results of operations from the prior year. Estimated revenues and income (loss) from operations for Fiscal 1997 compared to Fiscal 1996 are as follows:


                              For the year ended
                                September 30,
                            (thousands of dollars)

                                1997          1996
                                ----          ----
                            (Unaudited)


Revenues                      $62,424        $27,619

Income (loss)
from operations                $1,400        $(2,294)


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